     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 20, 1998
                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                           DOLLAR GENERAL CORPORATION
             (Exact name of registrant as specified in its charter)

                   KENTUCKY                                        61-0502302
         (State or other jurisdiction                           (I.R.S. Employer
       of incorporation or organization)                     Identification Number)

         104 WOODMONT BOULEVARD, SUITE 500, NASHVILLE, TENNESSEE 37205
                                 (615) 783-2000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                                ROBERT C. LAYNE
                              CORPORATE SECRETARY
                           DOLLAR GENERAL CORPORATION
                       104 WOODMONT BOULEVARD, SUITE 300
                           NASHVILLE, TENNESSEE 37205
                                 (615) 783-2000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                   COPIES TO:

              JAMES H. CHEEK, III                              NORMAN D. SLONAKER
            BASS, BERRY & SIMS PLC                              BROWN & WOOD LLP
          2700 FIRST AMERICAN CENTER                         ONE WORLD TRADE CENTER
          NASHVILLE, TENNESSEE 37238                        NEW YORK, NEW YORK 10048
                (615) 742-6200                                   (212) 839-5300

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

=======================================================================================================================
                                                           PROPOSED MAXIMUM     PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF           AMOUNT TO BE       OFFERING PRICE PER   AGGREGATE OFFERING       AMOUNT OF
   SECURITIES TO BE REGISTERED         REGISTERED(1)           SHARE(2)             PRICE(2)         REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------
Common Stock, $.50 par value......  8,625,000 shares(3)         $37.66            $324,817,500           $95,822
=======================================================================================================================

(1) Includes 1,125,000 shares that may be delivered in connection with the exercise of an over-allotment option.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) based upon the average of the high and low reported prices of the Common Stock on the New York Stock Exchange on April 14, 1998.
(3) Such shares are the number of shares which may be deliverable upon exchange of the STRYPES (the "STRYPES") of the Dollar General STRYPES Trust or upon exercise of certain acceleration rights in connection therewith (plus such indeterminate number of shares as may be deliverable as a result of certain antidilution provisions applicable to the STRYPES), which are being registered pursuant to a separate registration statement of the Dollar General STRYPES Trust. The Dollar General STRYPES Trust, the issuer of the STRYPES, is not affiliated with the registrant.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED APRIL 20, 1998

PROSPECTUS

                                7,500,000 SHARES

                        DOLLAR GENERAL CORPORATION LOGO

                                  COMMON STOCK
                            ------------------------

    This Prospectus relates to 7,500,000 shares of Common Stock, par value $.50 per share (the "Common Stock"), of Dollar General Corporation, a Kentucky corporation (the "Company"), which may be distributed to holders of the Structured Yield Product Exchangeable for Stock(SM) (each, a "STRYPES") of and issued by the Dollar General STRYPES Trust, a Delaware business trust (the
"Trust"), upon conclusion of the term of the Trust on            , 2001 (the
"Exchange Date") or upon the earlier exercise by the Contracting Stockholder (as hereafter defined) of its acceleration right under the Forward Contract described below, or dissolution of the Trust in certain circumstances. The Trust has granted the Underwriters of the STRYPES a 30-day option to purchase additional STRYPES, solely to cover over-allotments, if any. This Prospectus relates to up to an additional 1,125,000 shares of Common Stock which may be distributed by the Trust to the holders of (i) STRYPES issued upon the exercise of the over-allotment option granted by the Trust to the Underwriters of the STRYPES and (ii) STRYPES subscribed for and purchased by an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") in connection with the formation of the Trust.

    All of the shares of Common Stock covered hereby are beneficially owned by the Turner Children Trust (the "Contracting Stockholder"), of which Cal Turner, Jr. and James Stephen Turner are the co-trustees. The Company has been advised that the Contracting Stockholder may deliver such Common Stock to the Trust pursuant to a forward purchase contract (the "Forward Purchase Contract") between the Contracting Stockholder and the Trust. In lieu of delivering shares of Common Stock, the Contracting Stockholder has the right to satisfy its obligations under the Forward Purchase Contract, in whole or in part, by delivering cash with an equal value. The Company will not receive any of the proceeds from the sale of the STRYPES or as a result of the distribution of the Common Stock in connection therewith.

    The STRYPES are offered by a separate prospectus of the Trust (the "STRYPES Prospectus"). This Prospectus relates only to the Common Stock covered hereby and does not relate to the STRYPES. THE COMPANY TAKES NO RESPONSIBILITY FOR ANY INFORMATION INCLUDED IN OR OMITTED FROM THE STRYPES PROSPECTUS. THE STRYPES PROSPECTUS DOES NOT CONSTITUTE A PART OF THIS PROSPECTUS, NOR IS IT INCORPORATED BY REFERENCE HEREIN. Because the STRYPES are a separate security issued by the Trust, for which the Company has no responsibility, an investment in the STRYPES may have materially different characteristics and risks from a direct investment in the Common Stock.

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT ARE RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

    The Common Stock is traded on the New York Stock Exchange, Inc. ("NYSE") under the trading symbol "DG." On April 17, 1998, the last reported sale price of the Common Stock on the NYSE was $38 3/4 per share. See "Price Range of Common Stock and Dividend Policy."

                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------
(SM)Service mark of Merrill Lynch & Co., Inc.

               The date of this Prospectus is             , 1998.

     IN CONNECTION WITH THE OFFERING OF THE STRYPES, MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED AND GOLDMAN, SACHS & CO. (THE "UNDERWRITERS OF THE STRYPES") MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING AND THE PURCHASE OF STRYPES TO COVER SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."

     This Prospectus contains or incorporates by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. When used in this Prospectus, the words "anticipate," "believe," "estimate," "expect" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included or incorporated by reference in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included or incorporated by reference herein, including those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. The Company does not intend to update any of these forward-looking statements.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a Registration Statement on Form S-3 (including the exhibits and amendments thereto, the "Registration Statement") pursuant to the Securities Act with respect to the shares of Common Stock covered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission and to which reference is hereby made. Statements contained in this Prospectus regarding the contents of any contract, agreement or any other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed or incorporated by reference as an exhibit to the Registration Statement or as an exhibit to documents incorporated by reference in this Prospectus, reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement or such other document for a more complete description of the matter involved, and each such statement shall be deemed qualified in all respects by such reference. Copies of the Registration Statement, of which this Prospectus is a part, together with such exhibits may be inspected without charge at the office of the Commission in Washington, D.C. and copies thereof may be obtained therefrom upon payment of a prescribed fee.

     The Company is subject to the reporting requirements of the Exchange Act and, in accordance therewith, files annual and quarterly reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copies of such materials may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N. W., Washington, D. C., 20549 and at the following regional offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago Illinois 60661-2511; and 7 World Trade Center, 13th Floor, New York, New York 10048, upon payment of the charges prescribed therefor by the Commission. Additionally, the Commission maintains a Web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information about the Company.

     The Common Stock is listed on the NYSE and the Company is required to file reports, proxy statements and other information with the NYSE. These documents may be inspected at the principal office of the NYSE at 20 Broad Street, New York, New York 10005.

     All information contained in this Prospectus relating to the Contracting Stockholder or to the proposed or potential methods of distribution of the Common Stock covered hereby and all information contained herein regarding the STRYPES, the Trust, the Forward Purchase Contract and the proposed STRYPES offering has been supplied by the Contracting Stockholder. The Company has not been involved in the formation of the Trust (including, without limitation, establishing the terms of the STRYPES) and the securities issued or held by the Trust may be subject to factors unrelated to the Company and the Common Stock.

     It is contemplated that this Prospectus will be provided only to persons who are prospective purchasers of the STRYPES, which persons shall simultaneously receive from the Trust or Underwriters of the STRYPES a STRYPES Prospectus relating to the offer and sale of the STRYPES. This Prospectus is not intended and has not been authorized to be used for any purpose other than to provide legally required information to prospective purchasers of the STRYPES who also have received the STRYPES Prospectus.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WITH RESPECT TO THE COMPANY THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (EXCLUDING EXHIBITS THERETO, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS) ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST TO MS. KILEY FLEMING, INVESTOR RELATIONS MANAGER, DOLLAR GENERAL CORPORATION, 104 WOODMONT BOULEVARD, SUITE 500, NASHVILLE, TENNESSEE 37205, TELEPHONE: (615) 783-2014.

     The information in the following documents filed by the Company with the Commission (File No. 0-4769) pursuant to the Exchange Act is incorporated by reference into this Prospectus:

          1. The Annual Report on Form 10-K for the fiscal year ended January 30, 1998, filed with the Commission on April 20, 1998.

          2. The Company's Registration Statement on Form 8-A filed April 27, 1970, relating to the Company's Common Stock.

     In addition, all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date any such document is filed.

     Any statement made herein or contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The information relating to the Company contained in this Prospectus should be read together with the information contained in the documents incorporated by reference.

                               PROSPECTUS SUMMARY

     The following is a summary of certain information contained in or incorporated by reference in this Prospectus. This summary is not intended to be complete and is qualified in its entirety by reference to, and should be read in conjunction with, the detailed information contained in and incorporated by reference in this Prospectus. The Company's fiscal year ends on the last Friday in January for fiscal years 1999, 1998 and 1997. Prior thereto the fiscal year ended on January 31. The Prospectus contains references to years 1999, 1998, 1997, 1996 and 1995 which represent fiscal years ending or ended January 29, 1999, January 30, 1998 and January 31, 1997, 1996 and 1995, respectively. Unless the context otherwise requires, references to the Company or Dollar General are intended to include Dollar General Corporation and its consolidated subsidiaries.

                                  THE COMPANY

     Dollar General Corporation ("Dollar General" or the "Company") is a leading discount retailer of quality general merchandise at everyday low prices through its conveniently located stores. The Company's stores offer a focused assortment of consumable basic merchandise including health and beauty aids, packaged food products, cleaning supplies, housewares, stationery, seasonal goods, non-fashion apparel and domestics. During fiscal 1998, hardline and softline merchandise accounted for 82% and 18% of net sales, respectively. Through convenient neighborhood locations, Dollar General Stores primarily serve low, middle and fixed income families. As of January 30, 1998, the Company operated 3,169 stores located in 24 states, primarily in the midwestern and southeastern United States.

     The Company opened its first Dollar General Store in 1955 and during the last five years has experienced a rapid rate of expansion. Dollar General has grown from 1,800 stores with 10,724,000 estimated selling square feet at January 31, 1994, to 3,169 stores with 20,112,000 estimated selling square feet at January 30, 1998. In addition to growth from new store openings, the Company recorded same-store net sales increases in 1996, 1997 and 1998 of 5.1%, 8.2% and 8.4%, respectively. From 1994 to 1998, the Company had a compound annual growth rate in net sales, operating income and net income of 23.4%, 30.9% and 31.4%, respectively. Management believes that the Company has the potential to significantly expand its existing store base within the 24 states in which it currently operates. In 1999, the Company has plans to open approximately 500 to 525 new stores.

BUSINESS STRATEGY

     The Company's mission is "SERVING OTHERS! A Better Life . . . for our Customers. A Superior Investment . . . for our Shareholders. A Partnership in Total Development . . . with our Employees." In order to carry out its mission, the Company has developed a business strategy, which includes the following principal elements:

     Focus on Low, Middle and Fixed Income Customers. The Company seeks to serve the consumable basic merchandise needs of low, middle and fixed income customers. The Company's typical customer is a female living in a household of three to four individuals with a household income of less than $30,000 per year. 37% of U.S. household incomes for the year 1995 were under $25,000, according to the U.S. Bureau of the Census (median income and income level by household type).

     "Convenience Discount Store" Format. Dollar General Stores average 6,400 selling square feet and are located in close proximity to customers' homes (usually within three to five miles). This concept appeals to the Company's target customers, many of whom prefer the convenience of a small, neighborhood store. This "convenience discount store" format has become even more appealing to a wider range of consumers as many discounters have focused their efforts on building increasingly larger stores outside of towns and consequently, have become less accessible and convenient for the Company's target customers.

     Focused Assortment of Consumable Basic Merchandise. The Company is committed to offering a focused assortment of quality, consumable basic merchandise in a number of core categories. The Company offers such basic merchandise as health and beauty aids, packaged food products, cleaning supplies, housewares, stationery, seasonal goods, non-fashion apparel and domestics. In 1998, hardline merchandise represented more than 80% of net sales. Approximately 97% of net sales in 1998 consisted of first-run merchandise, with the remainder consisting of manufacturer's overruns and closeouts. In 1998, the average customer transaction was approximately $8. By consistently offering a focused assortment of consumable basic merchandise, the Company encourages customers to shop Dollar General Stores for their everyday household needs, leading to frequent customer visits.

     Everyday Low Prices. The Company's strategy is to distribute quality, consumable basic merchandise at everyday low prices. The Company's low cost operating structure and focused assortment allow it to offer quality merchandise with compelling value. The Company emphasizes even-dollar price points. The majority of products are priced at $10 or less, with nearly 50% of the products priced at $1 or less. The most expensive items generally are priced at $35.

     Low Operating Costs. The Company maintains strict overhead cost controls and seeks to locate stores in neighborhoods where store rental and operating costs are low. The Company also continues to utilize new technology when cost effective in order to improve operating efficiencies. Selling, general and administrative ("SG&A") expenses, as a percentage of net sales, declined to 19.3% in 1998 from 21.7% in 1994.

GROWTH STRATEGY

     Management believes that future growth will come from a combination of merchandising initiatives, new store growth and infrastructure leverage.

     Merchandising Initiatives. The Company continually evaluates its merchandise mix. From 1994 to 1997, net sales by product category shifted from 65% hardlines/35% softlines to 75% hardlines/25% softlines. In response to this shift in customer preference, in 1998 the Company added 700 new, faster-turning consumable items to the product mix and converted stores to a new prototype with a space allocation of 65% hardlines/35% softlines, compared with a 50%/50% allocation in 1997. These initiatives, which the Company began in March 1997, were substantially complete by August 1997. As a result, in 1998 the Company's product mix further shifted to hardlines from softlines (82% hardlines/18% softlines). Management believes these initiatives have and will contribute to same-store net sales increases.

     In 1999, the Company will add a series of family-oriented basic apparel programs to its stores. These programs include items such as jeans, khakis, t-shirts and knit shirts for men, women and children at prices of $10 or less. The Company expects to position this new merchandise in all of its stores by August 1998.

     New Store Growth. The Company believes its "convenience discount store" format is portable to towns and neighborhoods throughout the country. The Company currently serves more than 1,800 communities with populations of under 25,000, and according to the U.S. Bureau of the Census, there are approximately 18,000 such communities in the United States. The Company will continue to focus on towns and neighborhoods within its current 24-state market area where management believes that the Company has the potential to significantly expand its store base. In 1999, the Company plans to open 500 to 525 new stores and relocate an additional 150 to 200 stores. By opening new stores in its existing 24-state market area, the Company leverages brand awareness and takes advantage of operating efficiencies. In addition, the Company expects to explore the potential for geographic expansion as opportunities present themselves and currently targets an annual new store growth rate of approximately 15% over the next several years.

     Leverage Infrastructure to Improve Margins. As the Company has increased its sales and leveraged its infrastructure, SG&A expenses, as a percentage of net sales, have declined to 19.3% in 1998, from 21.7% in 1994. The Company continues to make significant investments in infrastructure. Management believes that these investments will enable the Company to continue to aggressively grow its store base while further improving its operating margins. The Company realizes significant cost efficiencies by locating stores in close proximity to a distribution center. Having sophisticated and well-located distribution centers allows Dollar General to reduce distribution expenses, price its merchandise aggressively and improve in-stock positions in its stores. During the next 18 months, the Company plans to add three distribution centers, one of which is scheduled to open in July 1998. In addition, the Company plans to expand two existing distribution centers.

These initiatives will more than double the Company's distribution capacity. The Company also installed point of sale scanners in all of its stores in 1998, which the Company believes will allow the stores to decrease shrink, reduce customer checkout time and improve inventory management.

     The Company maintains its executive offices at 104 Woodmont Boulevard, Suite 500, Nashville, Tennessee 37205. The Company's telephone number is (615) 783-2000.

                              PLAN OF DISTRIBUTION

     This Prospectus relates to 7,500,000 shares of Common Stock, which may be distributed by the Trust to holders of the STRYPES upon exchange on the Exchange Date, upon any exercise by the Contracting Stockholder of its acceleration right under the Forward Purchase Contract, or upon early dissolution of the Trust in certain circumstances. The Trust has granted the Underwriters of the STRYPES a 30-day option to purchase additional STRYPES, solely to cover over-allotments, if any. This Prospectus also relates to up to an additional 1,125,000 shares of Common Stock which may be distributed by the Trust to the holders of (i) STRYPES issued upon the exercise of the over-allotment option granted by the Trust to the Underwriters of the STRYPES and (ii) STRYPES subscribed for and purchased by an affiliate of Merrill Lynch in connection with the formation of the Trust.

     All of the shares of Common Stock covered hereby are beneficially owned by the Contracting Stockholder which may deliver such Common Stock to the Trust pursuant to the Forward Purchase Contract. The Company will not receive any of the proceeds from the sale of the STRYPES or as a result of the distribution of the Common Stock in connection therewith.

     The STRYPES are offered only by the STRYPES Prospectus. This Prospectus of the Company relates only to the Common Stock covered hereby and does not relate to the STRYPES. THE COMPANY TAKES NO RESPONSIBILITY FOR ANY INFORMATION INCLUDED IN OR OMITTED FROM THE STRYPES PROSPECTUS. THE STRYPES PROSPECTUS DOES NOT CONSTITUTE A PART OF THIS PROSPECTUS, NOR IS IT INCORPORATED BY REFERENCE HEREIN. Because the STRYPES are a separate security issued by the Trust, for which the Company has no responsibility, an investment in the STRYPES may have materially different characteristics from a direct investment in the Common Stock.

                             SUMMARY FINANCIAL DATA
          (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                         FISCAL YEAR ENDED JANUARY,
                                       --------------------------------------------------------------
                                          1994         1995         1996         1997         1998
                                       ----------   ----------   ----------   ----------   ----------
SUMMARY OF OPERATIONS:
  Net sales..........................  $1,132,995   $1,448,609   $1,764,188   $2,134,398   $2,627,325
  Gross profit.......................     325,998      420,679      503,619      604,795      742,135
  Operating income...................      80,196      121,087      148,907      189,676      235,543
  Net income.........................      48,557       73,634       87,818      115,100      144,628
  Earnings per common share(a):
     Basic...........................       $0.30        $0.54        $0.61        $0.80        $1.00
     Diluted.........................        0.30         0.44         0.51         0.67         0.84
  Cash dividends per common share....        0.05         0.07         0.08         0.10         0.13
  Weighted average shares
     outstanding -- diluted(a).......     164,260      168,479      171,288      172,213      171,490
FINANCIAL DATA:
  Total assets.......................    $397,237     $540,868     $679,996     $718,147     $914,838
  Long-term obligations..............       5,711        4,767        3,278        2,582        1,294
  Shareholders' equity...............     240,717      323,756      420,011      485,529      583,896
  Return on average assets...........        13.6%        15.7%        14.4%        16.5%        17.7%
  Return on average equity...........        26.1         23.6         23.6         25.4         27.0
COMPANY OPERATING DATA (% OF NET
  SALES):
  Gross margin.......................        28.8%        29.0%        28.5%        28.3%        28.3%
  Operating margin...................         7.1          8.3          8.4          8.9          9.0
  Net income margin..................         4.3          5.1          5.0          5.4          5.5
  Hardlines sales....................          65%          66%          70%          75%          82%
  Softlines sales....................          35           34           30           25           18
STORE OPERATING DATA:
  Number of retail stores at end of
     period..........................       1,800        2,059        2,416        2,734        3,169
  Estimated selling square feet at
     end of period(000)..............      10,724       12,726       15,302       17,480       20,112
  Average net sales per estimated
     selling square foot for
     same-stores.....................        $114         $125         $129         $135         $141
  Change in same-store net sales.....        12.7%        13.5%         5.1%         8.2%         8.4%

---------------

(a) As adjusted to give retroactive effect to all common stock splits including the split effective March 23, 1998.

                                  RISK FACTORS

     The following risk factors may affect the value of shares of Common Stock and therefore should be considered, in conjunction with the other information included and incorporated by reference in this Prospectus and the STRYPES Prospectus, before making an investment decision.

     Continued Management of Growth. The Company has experienced substantial growth during the past several years through internal growth from same-store sales increases and new store growth. Same-store sales increases in 1998, 1997 and 1996 were 8.4%, 8.2% and 5.1%, respectively. In 1998, 1997 and 1996, the
Company opened 468, 360 and 397 new stores, respectively, resulting in 435, 318 and 357 net new stores for each year, respectively. In addition, the Company has opened two new distribution centers in the last three years (and has a third scheduled to open in July 1998 and plans for two additional centers over the next 18 months). There can be no assurance that the Company can maintain same-store sales increases, net new store growth or the timely opening of distribution centers. In addition, there can be no assurance that the Company can manage such expanded operations effectively and any failure to do so could have a material adverse effect on the Company's business, results of operations and financial condition.

     Risk of Transportation and Distribution Delays or Interruptions. The Company is highly dependent on ground and overseas transportation to deliver merchandise to its distribution centers and further dependent on ground transportation to deliver merchandise from its distribution centers to each Dollar General Store. Failure of merchandise to reach the Dollar General Stores on a timely basis could result in stores not being in-stock. Distribution delays or interruptions, resulting from (among other things) third party vendor delays in production and/or shipping; work stoppage as a result of labor unrest or strikes; internal delays associated with the Company's inability to effectively open a new distribution center or computer malfunctions; or employee problems at one or more distribution centers, could have a material adverse effect on the Company's business, results of operations and financial condition.

     Inventory Risks Due to Shifts in Market Demand. As a result of operating more than 3,100 Dollar General Stores, the Company carries extensive inventory, particularly in the third and fourth quarters of the fiscal year. Material shifts in market demand for consumable basic merchandise could result in the Company carrying inventory that cannot be sold at anticipated retail prices and could result in significant markdowns and warehouse capacity problems. Failure to maintain proper inventory levels and purchase appropriate merchandise could result in a material adverse effect on the Company's business, results of operations and financial condition.

     Limited Availability of Suitable Merchandise. The Company's success depends in large part upon its ability to select and purchase quality merchandise at attractive prices in order to maintain a balance of regularly available core products and a changing mix of new merchandise. The Company has no continuing contracts for the purchase of merchandise and must continually seek out buying opportunities from both its existing suppliers and new sources, for which it competes with other discount, convenience, variety and closeout merchandisers. Although the Company believes that its management has long-standing and satisfactory relationships with its suppliers, there can be no assurance that the Company will be successful in maintaining a continuing and increasing supply of quality merchandise at attractive prices.

     Adverse Economic Factors. The Company's ability to provide quality merchandise in the Company's target price range is subject to certain economic factors which are beyond the Company's control, including inflation, minimum wage levels, fluctuating operating costs, changes in consumer confidence and general economic conditions. There can be no assurance that such factors will remain favorable and in particular, that hourly minimum wage rates, health care costs, distribution costs, or other costs will remain at current levels.

     Impact of Competition. The retail industry is highly competitive. The Company competes with discount stores and with many retailers including grocery, discount drug, convenience, variety and other specialty stores. Some of the largest retail companies in the nation have stores in some of the areas where the Company operates. The Company expects to face increased competition in the future which could have a material adverse effect on the Company's business, results of operations and financial condition.

     Dependence upon Key Management Personnel. The success of the Company continues to be highly dependent upon the efforts of key management personnel of the Company, particularly its senior executive officers. The loss of the services of any one of its senior executive officers could have a material adverse effect on the Company.

     Risks of Year 2000 Noncompliance. The Company has considered the impact of the year 2000 on its computer systems and applications and is currently evaluating and implementing internal and major vendor compliance. Failure of the Company or major vendors to conform and implement the use of software with four digit configuration could result in a material adverse effect on the Company's business, results of operations and financial condition.

     Control by Principal Shareholders. As of April 15, 1998, members of the Turner family, including the Turner Children Trust, beneficially own 38,148,258 shares of the Common Stock (assuming conversion of the outstanding Series A Convertible Junior Preferred Stock) of the Company, which represents 22.8% of the voting stock of the Company. As a result, if they determined to vote collectively, the Turner family would significantly influence the outcome of any issues submitted to a vote of the Company's stockholders, including election of the Company's Board of Directors, thereby directing the policies of the Company.

     Potential Fluctuations in Quarterly Operating Results. The Company's quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. Factors that could affect the Company's quarterly net sales or operating results generally include: costs relating to the expansion of the Company's business, the seasonal nature of the Company's business, price competition or price changes, general economic conditions and the timing of new store openings. Quarterly sales and operating results can be difficult to forecast even in the short term, though typically as a result of the holiday season, the Company's net sales are highest in the fourth quarter of the fiscal year. Due to all the foregoing factors, it is possible that the Company's net sales or operating results in one or more future quarters will fail to meet or exceed the expectations of securities analysts or investors. In such event, the trading price of the Company's Common Stock would likely be materially adversely affected.

     Price Volatility. The market price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results, the Company's prospects, changes in earnings estimates by securities analysts and by economic, financial and other factors and market conditions that can affect the capital markets generally, the market segment of which the Company is a part, the NYSE, including the level of, and fluctuations in, the trading prices of stocks generally and sales of substantial amounts of Common Stock in the market, or the perception that such sales could occur, and by other events that are difficult to predict and beyond the Company's control. In addition, the securities markets have experienced significant price and volume fluctuations from time to time that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the market price of the Common Stock.

     Impact of STRYPES on the Market for the Common Stock. Any market that develops for the STRYPES is likely to influence and be influenced by the market for the Common Stock. For example, the price of the Common Stock, and, therefore, the value of the STRYPES, could be depressed by investors' reaction to the potential distribution into the market of substantial amounts of the Common Stock upon any exercise by the Contracting Stockholder of its acceleration right under the Forward Purchase Contract and/or on the maturity date of the STRYPES, by possible sales of the Common Stock by investors who view the STRYPES as a more attractive means of equity participation in the Company, and by hedging or arbitrage trading activity that may develop involving the STRYPES and the Common Stock.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is listed on the NYSE under the symbol "DG." Beginning with 1997, the Company's fiscal year ends on the last Friday in January. The table below sets forth the high and low sale prices per share of the Company's Common Stock on the NYSE, for the periods indicated and sets forth the per share dividends declared with respect to the Common Stock. Per share prices of the Common Stock and the amount of the dividend declared have been adjusted to reflect prior stock splits.

                                                               HIGH      LOW    DIVIDEND
                                                              -------  -------  --------
1997:
  First Quarter.............................................  $13  5/8 $ 9  5/8   $.03
  Second Quarter............................................   15       12  5/8    .03
  Third Quarter.............................................   17  3/4  14         .03
  Fourth Quarter............................................   17  1/8  14  1/4    .03
1998:
  First Quarter.............................................  $22  5/8 $16  3/4   $.03
  Second Quarter............................................   29  5/8  18  1/2    .03
  Third Quarter.............................................   30  3/4  23         .03
  Fourth Quarter............................................   32       24  1/2    .04
1999:
  First Quarter (through April 17, 1998)....................  $40  1/8 $29  1/4   $.04

     The last reported sale price of the Common Stock on the NYSE on April 17, 1998, was $38 3/4 per share. As of March 31, 1998, the Company estimates that it had approximately 4,000 stockholders of record.

     The Company has paid quarterly cash dividends on its Common Stock since 1975. The Board of Directors regularly reviews the Company's dividend policy to ensure that it is consistent with the Company's earnings performance, financial condition and need for capital and other relevant factors.

                                USE OF PROCEEDS

     All of the shares of Common Stock covered by this Prospectus are beneficially owned by the Contracting Stockholder, who may deliver such shares to the Trust pursuant to the Forward Purchase Contract. See "Plan of Distribution." The Company will not receive any of the proceeds from the sale of any STRYPES or from any sale of such Common Stock in connection therewith.

                            SELECTED FINANCIAL DATA

     The selected consolidated financial data of the Company for the five years ended January 31, 1994, 1995, 1996, 1997 and January 30, 1998 are derived from the audited consolidated financial statements of the Company. The following data should be read in conjunction with "Management's Discussion and Analysis of the Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto, included or incorporated by reference in this Prospectus.

                                                              FISCAL YEAR ENDED JANUARY,
                                            --------------------------------------------------------------
                                               1994         1995         1996         1997         1998
                                            ----------   ----------   ----------   ----------   ----------
                                             (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
SUMMARY OF OPERATIONS:
  Net sales...............................  $1,132,995   $1,448,609   $1,764,188   $2,134,398   $2,627,325
  Gross profit............................     325,998      420,679      503,619      604,795      742,135
  Operating income........................      80,196      121,087      148,907      189,676      235,543
  Net income..............................      48,557       73,634       87,818      115,100      144,628
  Earnings per common share(a):
     Basic................................       $0.30        $0.54        $0.61        $0.80        $1.00
     Diluted..............................        0.30         0.44         0.51         0.67         0.84
  Cash dividends per common share.........        0.05         0.07         0.08         0.10         0.13
  Weighted average shares outstanding --
     diluted(a)...........................     164,260      168,479      171,288      172,213      171,490
FINANCIAL DATA:
  Total assets............................    $397,237     $540,868     $679,996     $718,147     $914,838
  Long-term obligations...................       5,711        4,767        3,278        2,582        1,294
  Shareholders' equity....................     240,717      323,756      420,011      485,529      583,896
  Return on average assets................        13.6%        15.7%        14.4%        16.5%        17.7%
  Return on average equity................        26.1         23.6         23.6         25.4         27.0
COMPANY OPERATING DATA (% OF NET SALES):
  Gross margin............................        28.8%        29.0%        28.5%        28.3%        28.3%
  Operating margin........................         7.1          8.3          8.4          8.9          9.0
  Net income margin.......................         4.3          5.1          5.0          5.4          5.5
  Hardlines sales.........................          65%          66%          70%          75%          82%
  Softlines sales.........................          35           34           30           25           18
STORE OPERATING DATA:
  Number of retail stores at end of
     period...............................       1,800        2,059        2,416        2,734        3,169
  Estimated selling square feet at end of
     period(000)..........................      10,724       12,726       15,302       17,480       20,112
  Average net sales per estimated selling
     square foot for same-stores..........        $114         $125         $129         $135         $141
  Change in same-store net sales..........        12.7%        13.5%         5.1%         8.2%         8.4%

---------------

(a) As adjusted to give retroactive effect to all common stock splits including the split distributed March 23, 1998.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This discussion and analysis contains both historical and forward-looking information. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included herein will prove to be accurate. Forward-looking statements may be significantly impacted by certain risks and uncertainties, including, but not limited to: general transportation and distribution delays or interruptions; inventory risks due to shifts in market demand; changes in product mix; interruptions in suppliers' operations; costs and delays associated with building, opening and operating new distribution centers; and the other risk factors set forth in this Prospectus. The Company undertakes no obligation to publicly release any revisions to any forward-looking statements contained herein to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

     The following text contains references to years 1999, 1998, 1997 and 1996 which represent fiscal years ending January 29, 1999, January 30, 1998 and January 31, 1997 and 1996, respectively. This discussion and analysis should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements, including the notes thereto.

GENERAL

     During 1998, Dollar General achieved record sales and earnings and continued its rapid pace of new store openings. In addition, the Company continued to lower its SG&A expense, as a percentage of net sales.

     For the tenth consecutive year, the Company increased its total number of store units. By adding a net 435 units, the Company ended the year with 3,169 stores. This increase in store units represents the largest number of annual new store openings in the Company's history. Despite the start-up costs associated with opening these stores, the minimum wage increase and the store remodeling costs associated with the Company's addition of 700 new consumable basic items, the Company increased earnings per diluted share by more than 15% for the eleventh consecutive year. From 1994 through 1998, the Company had a compound annual growth rate in net sales and net income of 23.4% and 31.4%, respectively.

     The Company opened 468 new stores in 1998, compared with 360 in 1997 and 397 in 1996. The 1998 new stores, net of 33 closed stores, added approximately 2,632,000 selling square feet to the Company's total sales space, providing the Company with an aggregate of approximately 20,112,000 selling square feet at the end of the year. The average store measured 6,400 selling square feet in 1998 and 1997 and 6,300 selling square feet in 1996. The four states in which the greatest number of new stores were opened during 1998 were Texas (76), Alabama
(36), Georgia (29) and Illinois (29). In 1998, the approximate size of the average new store was 6,200 selling square feet, the same as the 1997 average. In 1999, the Company anticipates opening approximately 500 to 525 new stores within its current 24-state market with a focus on store openings within 250 miles of a distribution center. In 1998, the Company remodeled or relocated 195 stores, compared with 168 in 1997 and 311 in 1996. During the last three years, the Company opened, remodeled, or relocated 1,899 stores, accounting for approximately 60% of the total stores at January 30, 1998.

     Customer demand continues to dictate an intensified focus on everyday low prices and consumable basic merchandise, which resulted in the Company's sales mix further shifting to hardlines from softlines during the year (82% hardlines/18% softlines in 1998; 75% hardlines/25% softlines in 1997; 70% hardlines/30% softlines in 1996). In 1998, the Company increased its focus on consumable basic merchandise by adding 700 new, faster-turning consumable items to its merchandise mix and refurbishing more than 2,400 stores to a new prototype. The new store prototype and related product mix reflects a 65% hardlines/35% softlines space allocation versus the 50%/50% allocation in 1997. Management believes that during 1999 the softlines sales mix will increase slightly as a percentage of net sales. To support the mix change, the Company will increase the selection of quality basic apparel without increasing the current square footage allocation to softline merchandise. The Company will add five new programs of basic apparel in a full range of sizes for the entire family.

     In June 1997, the Company opened its fourth distribution center, a 718,000 square foot center located in South Boston, Virginia, with minimal disruption to its flow of merchandise to the stores. In addition, the Company completed the expansion of its Scottsville, Kentucky Distribution Center by 217,000 square feet in September 1997. The Company plans to open a fifth distribution center (800,000 square feet) in Indianola, Mississippi in July 1998. To better support its rapidly growing store base and improve distribution efficiency, the Company expects to open two new distribution centers (each measuring approximately 1,000,000 square feet) which are anticipated to be operational within 18 months. The Company will also expand its South Boston, Virginia Distribution Center by 484,000 square feet and its Homerville, Georgia Distribution Center by 190,000 square feet. Additionally, the Company is planning to lease a separate facility dedicated to serving the initial stocking needs of new stores. Management believes this additional distribution capacity will eliminate the need for outside warehouses during peak, seasonal shipping periods and accommodate planned store growth.

     In 1999, the Company will continue to work on the implementation of several technology projects that began in 1997, including a new merchandising system and a new general ledger system. In 1998, the Company installed point of sale (POS) scanners in all store locations. In 1999, the Company will implement electronic data interchange purchase ordering with approximately 1,000 core vendors. The Company will also partner with 50 of its top vendors and work directly with the logistics personnel of these vendors to improve the supply chain. Management expects this program to lower costs for both parties, balance store inventories, increase inventory turns and improve in-stock levels.

     In 1998, the Company entered into a transportation agreement with Werner Enterprises to provide dedicated trucking, logistics and trailer maintenance services. Management expects this relationship to lower costs and improve service during peak, seasonal shipping periods.

     During 1998, inventory shrinkage continued to improve significantly, declining to 2.2% of net sales, from 2.7% in 1997. Management attributes much of this improvement to a reduction in employee turnover and the implementation of cycle inventories which permitted the booking of actual inventory shrinkage throughout the year instead of only at year-end. This process allows for the early identification of adverse trends that can be addressed immediately.

     In 1997, the federal minimum wage law was changed to increase minimum wage from $4.75 per hour to $5.15 per hour effective September 1, 1997. The Company believes the financial impact of the minimum wage increase to SG&A expense for 1998 was offset by increases in sales and employee productivity.

RESULTS OF OPERATIONS

     Net Sales. Net sales totaled $2.63 billion for 1998, $2.13 billion for 1997 and $1.76 billion for 1996. These totals represent annual increases of 23.1% in 1998, 21.0% in 1997 and 21.8% in 1996. These increases resulted from 435 net new stores and a same-store net sales increase of 8.4% for the 52 week period ending January 30, 1998, 318 net new stores and a same-store net sales increase of 8.2% in 1997, and 357 net new stores and a same-store net sales increase of 5.1% in 1996. The Company defines same-stores as those which were opened before the beginning of the prior fiscal year and have remained open throughout both the prior and current fiscal years.

     Gross Profit. Gross profit for 1998 was $742.1 million, compared with $604.8 million in 1997 and $503.6 million in 1996. Gross profit, as a percentage of net sales, was 28.3% for 1998 and 1997, and 28.5% for 1996. The 1998 result reflects the further shift in sales mix to hardlines and higher freight costs associated with the distribution of 700 new faster-turning items, which were partially offset by significantly lower store inventory shrinkage and markdowns. Management believes that gross margin may continue to decline slightly, as a percentage of net sales, in 1999.

     Selling, General and Administrative Expense. The Company lowered its SG&A expense, as a percentage of net sales, to 19.3% in 1998 from 19.4% in 1997. SG&A expense for 1998 was $506.6 million, compared with $415.1 million in 1997 and $354.7 million in 1996. Total SG&A expense increased 22.0% in 1998, compared with 1997, primarily from opening and operating 435 net new stores. The lower SG&A expense, as a percentage of net sales, achieved in 1998 primarily resulted from (i) improved labor productivity and individual store level controls, (ii) lower advertising costs through the elimination of the Spring direct-mail circular, and (iii) lower self-insurance expense which was primarily the result of improved claims prevention and management. All other expense categories remained relatively flat, as a percentage of net sales.

     Total SG&A expense increased 17.3% in 1997, compared with 1996, primarily from opening and operating 318 net new stores. The SG&A expense, as a percentage of net sales, of 19.4% in 1997, compared with 20.1% in 1996, was the result of improved store labor productivity, lower advertising costs and lower self-insurance expense.

     Interest Expense. In 1998, interest expense decreased 19.2% to $3.8 million, compared with $4.7 million in 1997 and $7.4 million in 1996. This decrease was primarily the result of improved accounts payable management and better payment terms. Daily average total debt outstanding equaled $76.8 million during 1998, compared with $88.0 million in 1997 and $104.3 million in 1996.

     Provision for Taxes on Income. The effective income tax rates for 1998, 1997 and 1996 were 37.6%, 37.8% and 38.0%, respectively. The Company anticipates its 1999 tax rate will decrease slightly as a result of state tax planning initiatives.

     Return on Equity and Assets. The ratio of net income to average shareholders' equity was 27.0% in 1998, compared with 25.4% in 1997 and 23.6% in 1996. Return on average assets was 17.7% in 1998, compared with 16.5% in 1997 and 14.4% in 1996.

LIQUIDITY AND CAPITAL RESOURCES

     Working Capital. Working capital increased to $359.0 million in 1998, compared with $280.1 million in 1997 and $262.5 million in 1996, or an increase of 28.2% in 1998, 6.7% in 1997 and 30.5% in 1996. The year-end current ratio was
2.2 in 1998 and 1997 and 2.0 in 1996.

     Cash Flows from Operating Activities. Net cash provided by operating activities was $139.1 million in 1998, compared with $170.1 million in 1997 and compared with net cash used by operations of $17.8 million in 1996. The cash generated from net income before depreciation and deferred taxes was offset partially by increased inventory levels. The higher level of inventory was the result of the additional inventory required to stock the Virginia Distribution Center and 435 net new stores.

     The favorable 1997 year-end net cash provided was driven by cash generated from net income before depreciation and deferred taxes coupled with the lower amount of cash used to purchase merchandise. The lower inventory level was the result of reduced softline merchandise purchases.

     Cash Flows from Investing Activities. Capital expenditures in 1998 totaled $107.7 million, compared with $84.4 million in 1997 and $60.5 million in 1996. The Company opened 468 new stores and relocated or remodeled 195 stores at a cost of $39.4 million in 1998. The Company also refurbished more than 2,400 stores to support the new merchandise mix at a cost of $11.9 million and installed POS scanners in all stores at a cost of $11.4 million. Capital expenditures during 1997 and 1996 for new, relocated and remodeled stores totaled $27.0 million and $33.3 million, respectively.

     Cash flows from investing activities increased as a result of the cash provided from the $33.8 million sale/ leaseback of the Virginia Distribution Center.

     Distribution-related capital expenditures totaled $26.2 million in 1998 resulting primarily from the costs associated with the expansion of the Kentucky Distribution Center and the purchase of new trailers. In 1997, the Company spent $38.6 million primarily for costs associated with the construction of the Virginia Distribution Center. In 1996, the Company spent $16.8 million for expansion of existing distribution centers and the purchase of new distribution trailers.

     Capital expenditures during 1999 are projected to be $100 to $125 million. This includes approximately $59 million for new stores, remodels and relocations; $28 million for upgrades of the current distribution centers; and $11 million for transportation equipment and logistics technology. The Company believes that its capital expenditure requirements in 1999 will be met through internally generated funds.

     Cash Flows from Financing Activities. Total debt at year-end (including current maturities and short-term borrowings) was $24.7 million in 1998, $43.1 million in 1997 and $77.0 million in 1996. Long-term debt at January 30, 1998, was $1.3 million, a decrease of $1.3 million from 1997 and $2.0 million from 1996. The ratio of total debt (including current maturities and short-term borrowings) to equity decreased to 4.2% in 1998 from 8.9% in 1997, primarily as a result of lower average borrowing levels and interest rates. Also the average daily use of short-term debt decreased $13.2 million in 1997 to $74.8 million in 1998.

     Because of the significant impact of seasonal buying (e.g., Spring and December-holiday purchases), the Company's working capital requirements vary significantly during the year. These working capital requirements were financed by short-term borrowings under the Company's $175 million revolving credit/term loan agreement and short-term bank lines of credit totaling $175 million at January 30, 1998. The Company's maximum outstanding short-term indebtedness in 1998 was $196 million in November 1997. Short-term bank lines of credit will be up for renewal at various dates throughout 1999, and the Company currently anticipates all of these agreements will be renewed.

     During 1998, the Company renegotiated its revolving credit/term loan facility and negotiated a $100 million leveraged lease facility. The revolving credit/term loan facility, along with short term bank lines of credit, will be used to fund working capital needs, open market stock repurchases and general corporate needs. The leveraged lease facility will be used to meet capital requirements related to construction of new stores, the new Mississippi Distribution Center and the new corporate headquarters complex in Goodlettsville, Tennessee. In March 1998, the Company renegotiated its revolving credit/term loan facility and negotiated an additional $125 million under its leveraged lease facility. This provides available credit of $175 million under the revolving credit loan facility and $225 million under the leveraged lease facility. The increase in the leveraged lease facility provides capital for the planned two additional distribution centers and the opening of new stores. These two credit facilities will expire September 2, 2002, and they contain financial covenants similar to the Company's existing credit facilities.

EFFECTS OF INFLATION AND CHANGING PRICES

     The Company believes that inflation and/or deflation had a minimal impact on its overall operations during 1998, 1997 and 1996. In particular, the effect of deflation on cost of goods sold has been minimal as reflected by the small decline in LIFO reserves in 1998, 1997 and 1996.

ACCOUNTING PRONOUNCEMENTS

     The Company will adopt Statement of Financial Accounting Standards (SFAS) No. 131 "Disclosures about Segments of an Enterprise and Related Information" for the year ended January 29, 1999. Management does not believe adoption of this standard will have a significant impact on the Company's financial reporting.

YEAR 2000

     The Company has considered the impact of the year 2000 on its computer systems and applications. An action plan has been developed which includes establishing a task force to evaluate the Company's major vendors' year 2000 Compliance. The Company is in the process of installing a new, previously planned general ledger system that will be year 2000 compliant. Previously planned software and equipment upgrades and revisions are expected to remedy year 2000 compliance issues. The Company believes the impact of the year 2000 and related costs of compliance will not have any material impact on its operations or liquidity.

                                    BUSINESS
GENERAL

     Dollar General Corporation is a leading discount retailer of quality general merchandise at everyday low prices through its conveniently located stores. The Company's stores offer a focused assortment of consumable basic merchandise including health and beauty aids, packaged food products, cleaning supplies, housewares, stationery, seasonal goods, non-fashion apparel and domestics. During fiscal 1998, hardline and softline merchandise accounted for 82% and 18% of net sales, respectively. Through convenient neighborhood locations, Dollar General Stores primarily serve low, middle and fixed income families. As of January 30, 1998, the Company operated 3,169 stores located in 24 states, primarily in the midwestern and southeastern United States.

     The Company opened its first Dollar General Store in 1955 and during the last five years has experienced a rapid rate of expansion. Dollar General has grown from 1,800 stores with 10,724,000 estimated selling square feet at January 31, 1994, to 3,169 stores with 20,112,000 estimated selling square feet at January 30, 1998. In addition to growth from new store openings, the Company recorded same-store sales increases in 1996, 1997 and 1998 of 5.1%, 8.2% and 8.4%, respectively. From 1994 to 1998, the Company had a compound annual growth rate in net sales, operating income and net income of 23.4%, 30.9% and 31.4%, respectively. Management believes that the Company has the potential to significantly expand its existing store base within the 24 states in which it currently operates. In 1999, the Company has plans to open approximately 500 to 525 new stores.

BUSINESS STRATEGY

     The Company's mission is "SERVING OTHERS! A Better Life . . . for our Customers. A Superior Investment . . . for our Shareholders. A Partnership in Total Development . . . with our Employees." In order to carry out its mission, the Company has developed a business strategy, which includes the following principal elements:

     Focus on Low, Middle and Fixed Income Customers. The Company seeks to serve the consumable basic merchandise needs of low, middle and fixed income customers. The Company's typical customer is a female living in a household of three to four individuals with a household income of less than $30,000 per year. 37% of U.S. household incomes for the year 1995 were under $25,000, according to the U.S. Bureau of the Census (median income and income level by household type).

     "Convenience Discount Store" Format. Dollar General Stores average 6,400 selling square feet and are located in close proximity to customers' homes (usually within three to five miles). This concept appeals to the Company's target customers, many of whom prefer the convenience of a small, neighborhood store. This "convenience discount store" format has become even more appealing to a wider range of consumers as many discounters have focused their efforts on building increasingly larger stores outside of towns and consequently, have become less accessible and convenient for the Company's target customers.

     Focused Assortment of Consumable Basic Merchandise. The Company is committed to offering a focused assortment of quality, consumable basic merchandise in a number of core categories. The Company offers such basic merchandise as health and beauty aids, packaged food products, cleaning supplies, housewares, stationery, seasonal goods, non-fashion apparel and domestics. In 1998, hardline merchandise represented more than 80% of net sales. Approximately 97% of net sales in 1998 consisted of first-run merchandise, with the remainder consisting of manufacturer's overruns and closeouts. In 1998, the average customer transaction was approximately $8. By consistently offering a focused assortment of consumable basic merchandise, the Company encourages customers to shop Dollar General Stores for their everyday household needs, leading to frequent customer visits.

     Everyday Low Prices. The Company's strategy is to distribute quality, consumable basic merchandise at everyday low prices. The Company's low cost operating structure and focused assortment allow it to offer quality merchandise with compelling value. The Company emphasizes even-dollar price points. The majority of products are priced at $10 or less, with nearly 50% of the products priced at $1 or less. The most expensive items generally are priced at $35.

     Low Operating Costs. The Company maintains strict overhead cost controls and seeks to locate stores in neighborhoods where store rental and operating costs are low. The Company also continues to utilize new technology when cost effective in order to improve operating efficiencies. SG&A expenses, as a percentage of net sales, declined to 19.3% in 1998 from 21.7% in 1994.

GROWTH STRATEGY

     Management believes that future growth will come from a combination of merchandising initiatives, new store growth and infrastructure leverage.

     Merchandising Initiatives. The Company continually evaluates its merchandise mix. From 1994 to 1997, net sales by product category shifted from 65% hardlines/35% softlines to 75% hardlines/25% softlines. In response to this shift in customer preference, in 1998 the Company added 700 new, faster-turning consumable items to the product mix and converted stores to a new prototype with a space allocation of 65% hardlines/35% softlines, compared with a 50%/50% allocation in 1997. These initiatives, which the Company began in March 1997, were substantially complete by August 1997. As a result, in 1998 the Company's product mix further shifted to hardlines from softlines (82% hardlines/18% softlines). Management believes these initiatives have and will contribute to same-store net sales increases.

     In 1999, the Company will add a series of family-oriented basic apparel programs to its stores. These programs include items such as jeans, khakis, t-shirts and knit shirts for men, women and children at prices of $10 or less. The Company expects to position this new merchandise in all of its stores by August 1998.

     New Store Growth. The Company believes its "convenience discount store" format is portable to towns and neighborhoods throughout the country. The Company currently serves more than 1,800 communities with populations of under 25,000, and according to the U.S. Bureau of the Census, there are approximately 18,000 such communities in the United States. The Company will continue to focus on towns and neighborhoods within its current 24-state market area where management believes that the Company has the potential to significantly expand its store base. In 1999, the Company plans to open 500 to 525 new stores and relocate an additional 150 to 200 stores. By opening new stores in its existing 24-state market area, the Company leverages brand awareness and takes advantage of operating efficiencies. In addition, the Company expects to explore the potential for geographic expansion as opportunities present themselves and currently targets an annual new store growth rate of approximately 15% over the next several years.

     Leverage Infrastructure to Improve Margins. As the Company has increased its sales and leveraged its infrastructure, SG&A expenses, as a percentage of net sales, have declined to 19.3% in 1998, from 21.7% in 1994. The Company continues to make significant investments in infrastructure. Management believes that these investments will enable the Company to continue to aggressively grow its store base while further improving its operating margins. The Company realizes significant cost efficiencies by locating stores in close proximity to a distribution center. Having sophisticated and well-located distribution centers allows Dollar General to reduce distribution expenses, price its merchandise aggressively and improve in-stock positions in its stores. During the next 18 months, the Company plans to add three distribution centers, one of which is scheduled to open in July 1998. In addition, the Company plans to expand two existing distribution centers. These initiatives will more than double the Company's distribution capacity. The Company also installed point of sale scanners in all of its stores in 1998, which the Company believes will allow the stores to decrease shrink, reduce customer checkout time and improve inventory management.

MERCHANDISE

     Dollar General Stores offer a focused assortment of quality, consumable basic merchandise in a number of core categories. The Company buys first-run merchandise. In 1998, national branded merchandise represented more than 35% of net sales and manufacturers' overruns and closeouts represented less than 3% of net sales. The merchandise sales mix of the Company has shifted incrementally by 12% to hardlines sales over the past three-year period and 7% during the past year. The increase in sales of hardline merchandise occurred in part because of a determined commitment to keep hardlines in stock, an increased emphasis on private label products and food items, an expanded selection of brand-name merchandise and a continued lowering of prices.

     The Company believes that its merchandising strategy generates frequent repeat customer traffic. The Company is able to offer everyday low prices to its customers in large part because its buying staff negotiates low purchase prices. The Company purchases its merchandise from a wide variety of suppliers, with no supplier accounting for more than 6% of the Company's purchases during 1998.

     In order to fulfill the Company's commitment to maintain high in-stock levels of core merchandise, the Company limits its stock keeping units (SKUs) per store to approximately 3,000 items. The majority of items are priced at $1 and in increments of $1, with the most expensive item generally priced at $35. The Company believes even-dollar pricing more easily demonstrates value to the customer and disciplines its merchants to continually negotiate purchase prices that conform to a limited number of retail price points. The Company believes the risk of inventory obsolescence is low because it offers quality, consumable basic merchandise. The Company regularly reviews its inventory to identify aged merchandise and sells it at reduced prices to remove it from inventory.

     Dollar General Stores receive merchandise shipments weekly from Company distribution centers. See "-- Properties."

THE DOLLAR GENERAL STORE

     The typical Dollar General Store has approximately 6,400 square feet of selling space and is operated by a manager, an assistant manager and two or more sales clerks. Approximately 75% of the Dollar General Stores are in communities with populations under 25,000. As of January 30, 1998, 67% of stores were located in strip shopping centers, 15% were in downtown store buildings and 18% were freestanding buildings. The Company has not had difficulty locating suitable store sites in the past, and the Company does not anticipate experiencing difficulty in finding suitable locations in the future.

     The Company's recent store growth is summarized in the following table:

                                              BEGINNING   STORES   STORES   NET STORES   STORES AT
YEAR                                           OF YEAR    OPENED   CLOSED     OPENED     YEARS END
----                                          ---------   ------   ------   ----------   ---------
1998........................................    2,734      468       33        435         3,169
1997........................................    2,416      360       42        318         2,734
1996........................................    2,059      397       40        357         2,416

PROPERTIES

     As of January 30, 1998, the Company operated 3,169 retail stores located in 24 states. The following table sets forth the number of stores located in each state:

                                NUMBER                                                NUMBER
STATE                          OF STORES              STATE                          OF STORES
-----                          ---------              -----                          ---------
Alabama......................     137                 Mississippi..................      91
Arkansas.....................     109                 Missouri.....................     169
Delaware.....................      10                 Nebraska.....................      15
Florida......................     185                 North Carolina...............     135
Georgia......................     148                 Ohio.........................     159
Illinois.....................     155                 Oklahoma.....................     138
Indiana......................     166                 Pennsylvania.................     115
Iowa.........................      63                 South Carolina...............      91
Kansas.......................      73                 Tennessee....................     214
Kentucky.....................     173                 Texas........................     432
Louisiana....................     112                 Virginia.....................     168
Maryland.....................      32                 West Virginia................      79

     Substantially all of the Company's stores are located in leased premises. Individual store leases vary as to their respective terms, rental provisions and expiration dates. In 1998, the Company's aggregate store rental expense was approximately $81.4 million, or an average of $4.04 per square foot of selling space. The Company's policy is to negotiate low-cost, short-term leases, usually three to five years, with multiple renewal options when available.

     The Company's distribution centers service Dollar General Stores as described in the following table:

                                                               SQUARE        STORES
LOCATION                                                       FOOTAGE       SERVED
--------                                                      ---------      ------
Scottsville, Kentucky.......................................    782,000        786
Homerville, Georgia(a)......................................    510,000        719
Ardmore, Oklahoma...........................................    750,000        953
South Boston, Virginia(b)...................................    718,000        711
Indianola, Mississippi(c)...................................    800,000        n/a

    ----------------
    (a) Does not include the planned expansion of 190,000 square feet.
    (b) Does not include the planned expansion of 484,000 square feet.
    (c) Under construction; scheduled to begin shipping merchandise in July
        1998.

     The Company also plans to add two new distribution centers (of approximately 1,000,000 square feet each) during the next 18 months. After the completion of such facilities and the expansion noted above, the Company's distribution center space will be 6,234,000 square feet.

     The Company's executive offices are located in approximately 30,000 square feet of leased space in Nashville, Tennessee and 10,000 square feet of leased space in Goodlettsville, Tennessee. The Company's lease on the Nashville office space expires in 2001. During October 1997, construction began on the Company's new administrative office complex located in Goodlettsville, Tennessee. The Company intends to consolidate administrative operations currently located in its Scottsville, Kentucky and Nashville, Tennessee offices into the new facility. The Goodlettsville office complex, which is scheduled to be complete in July 1999, will be approximately 20 miles from the Nashville office and approximately 50 miles from the Scottsville office.

EMPLOYEES

     At March 31, 1998, the Company and its subsidiaries employed approximately 27,400 full and part-time employees, including regional managers, district managers, store managers, and distribution center and administrative personnel, compared with approximately 25,400 at March 31, 1997. None of the Company's employees are represented by a labor union.

COMPETITION

     The business in which the Company is engaged is highly competitive. The Company competes with discount stores and with many retailers including grocery, discount drug, convenience, variety and other specialty stores. Some of the largest retail companies in the nation have stores in some of the areas where the Company operates. Management believes that it competes primarily by offering quality, consumable basic merchandise at an everyday low price in convenient locations.

LEGAL PROCEEDINGS

     There are no material pending legal proceedings to which the Company or any of its subsidiaries is a party, or to which any of its property is subject.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information known to the Company regarding beneficial ownership of the Company's Common Stock and Series A Convertible Junior Preferred Stock (the "Series A Preferred Stock") as of January 31, 1998 (including stock options exercisable for shares of Common Stock within sixty days of such date), held by (i) each person or group of persons known by the Company to own beneficially more than five percent (5%) of the outstanding Common Stock, (ii) each director of the Company, and (iii) the executive officers and directors of the Company as a group. All information is taken from or based upon ownership filings made by such persons with the Commission or upon information provided by such persons to the Company. Unless otherwise indicated, the stockholders listed below have sole voting and investment power with respect to the shares reported as owned.

                                                AMOUNT AND NATURE OF BENEFICIAL     PERCENT OF CLASS --
                                                  OWNERSHIP -- COMMON STOCK/           COMMON STOCK/
NAME AND ADDRESS OF BENEFICIAL OWNER              SERIES A PREFERRED STOCK(1)     SERIES A PREFERRED STOCK
------------------------------------            -------------------------------   ------------------------
Cal Turner, Jr................................    29,128,650/1,715,742   (2)         17.4%/100.0%
  104 Woodmont Blvd., Suite 500
  Nashville, TN 37205
James Stephen Turner..........................    25,499,093/1,643,037   (3)           15.3/95.8
  138 Second Ave.
  Nashville, TN 37201
Turner Children Trust.........................    24,623,749/1,613,742   (4)           14.7/94.1
  104 Woodmont Blvd., Suite 500
  Nashville, TN 37205
Provident Investment Council(5)...............        12,810,686/0                       7.4/*
  300 North Lake Ave.
  Pasadena, CA 91101
W. P. Stewart and Company(6)..................        12,318,725/0                       7.4/*
  527 Madison Ave.
  New York, NY 10022
Cal Turner(7).................................         3,401,322/0                       2.0/*
John B. Holland(8)............................          295,968/0                         */*
James L. Clayton(9)...........................          235,500/0                         */*
David M. Wilds(10)............................          134,502/0                         */*
Wallace N. Rasmussen(11)......................          37,538/0                          */*
William S. Wire, II(12).......................          35,732/0                          */*
Reginald D. Dickson(13).......................          27,582/0                          */*
Barbara M. Knuckles(14).......................           5,562/0                          */*
All directors and executive officers as a
  group (19 persons)(15)......................    36,349,307/1,715,742               21.5%/100.0%

---------------

   * Denotes less than 1% of class.
 (1) The Series A Preferred Stock (i) is convertible into Common Stock (the conversion ratio will reach 15.26 shares of Common Stock for each share of Series A Preferred Stock in August 1999) and (ii) votes with the Common Stock on all matters presented to the holders of Common Stock.
 (2) Includes 24,623,749 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Turner Children Trust (for which Mr. Turner serves as Co-Trustee with Mr. James Stephen Turner); 1,109,390 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Cal Turner Family Foundation (for which Mr. Turner serves as Trustee); 447,006 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Turner Foundation for Lindsey Wilson College, Inc. (for which Mr. Turner serves as Co-Trustee with Mr. James Stephen Turner), 522,498 shares of Common Stock held by various trusts and foundations for which Mr. Turner has sole voting and investment power; 372,525 shares of Common Stock held by Mr. Turner's wife; 5,580 shares of Common Stock held in the Employee Stock Ownership Plan; and 287,726 shares of Common Stock which may be acquired upon the exercise of options which are currently exercisable or exercisable within 60 days of the date hereof. Mr. Turner disclaims ownership of the shares of Common Stock and/or Series A Preferred Stock held by the various trusts and foundations, except to the extent of his pecuniary interests.
 (3) Includes 24,623,749 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Turner Children Trust (for which James Stephen Turner serves as Co-Trustee), 447,006 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Turner Foundation for Lindsey Wilson College, Inc. (for which James Stephen Turner serves as a Co-Trustee), 264,123 shares of Common Stock held by various trusts and foundations for which James Stephen Turner has sole voting and investment power; and 28,900 shares of Common Stock held by James Stephen Turner's wife. James Stephen Turner disclaims ownership of the shares of Common Stock and/or Series A Preferred Stock held by the various trusts and foundations, except to the extent of his pecuniary interests.
 (4) The shares of Common Stock represented are the number of shares issuable upon conversion of the Series A Preferred Stock held by the Turner Children Trust. See notes (2) and (3) above.
 (5) Pursuant to the Schedule 13G filed on February 14, 1998 Shares have been adjusted to reflect the March 23, 1998 five-for-four common stock split. Provident Investment Council claims sole voting powers on 8,845,742 shares and sole dispositive power on 11,801,308 shares.
 (6) Pursuant to the Schedule 13G filed on February 14, 1998 Shares have been adjusted to reflect the March 23, 1998 five-for-four common stock split.
 (7) Includes 3,401,210 shares beneficially owned by trusts established for the benefit of Mr. Turner's children for which Mr. Turner serves as Trustee. Mr. Turner is the father of Cal Turner, Jr.
 (8) Includes 146,769 shares of Common Stock issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days and 49,169 shares of Common Stock held by Mr. Holland's wife.
 (9) Includes 146,769 shares of Common Stock issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.
(10) Includes 97,598 shares of Common Stock issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days and 1,125 shares owned by Mr. Wild's daughter.
(11) Includes 10,007 shares of Common Stock issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.
(12) Includes 27,548 shares of Common Stock issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.
(13) Includes 17,817 shares of Common Stock issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.
(14) Includes 2,862 shares of Common Stock issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.
(15) Includes 2,251,054 shares of Common Stock issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.

                      STOCK OWNERSHIP BY TURNER CHILDREN TRUST

     At April 15, 1998, the Turner Children Trust (the "Trust") beneficially owned an aggregate of 1,613,742 shares of Series A Preferred Stock, which on an as if converted basis total 24,623,749 shares of Common Stock, representing approximately 14.7% of the Company's outstanding Common Stock.

     Pursuant to the Forward Purchase Contract, the Contracting Stockholder is obligated to deliver up to 7,500,000 shares (8,625,000 shares if the over-allotment option granted to the Underwriters of the STRYPES is exercised in full) of Common Stock (or Series A Preferred Stock presently convertible into such shares) to the Trust, subject to the Contracting Stockholder's right to satisfy such obligation by delivering an amount in cash with an equal value. Until such shares are delivered, the Contracting Stockholder will retain the right to vote such shares and receive dividends thereon. See "Price Range of Common Stock and Dividend Policy."

                              PLAN OF DISTRIBUTION

     The Company is advised that it is the investment objective of the Trust to distribute to the holders of the STRYPES on the Exchange Date a specified number of shares of Common Stock. The Company is advised that, pursuant to the terms of the Forward Purchase Contract, assuming the Trust continues to the Exchange Date, the Contracting Stockholder is obligated to deliver to the Trust immediately prior to the Exchange Date a number of shares of Common Stock covered by this Prospectus equal to the number required by the Trust in order to exchange all of the STRYPES (including STRYPES issued pursuant to the over-allotment option granted to the Underwriters of the STRYPES and STRYPES subscribed for and purchased by an affiliate of Merrill Lynch in connection with the formation of the Trust) on the Exchange Date in accordance with its investment objective, subject to the Contracting Stockholder's option to settle its obligation under the Forward Purchase Contract, in whole or in part, by delivering cash with an equal value. The Contracting Stockholder may, at its option, accelerate its obligations under the Forward Purchase Contract. The Company is not a party to the Forward Purchase Contract and has no obligation thereunder or with respect to the STRYPES, which are securities of the Trust and are not securities of the Company.

     The Company and the Contracting Stockholder have agreed, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities directly or indirectly convertible into or exchangeable for such shares for a period of 90 days after the date of this Prospectus without the prior written consent of Merrill Lynch.

     The Company and the Contracting Stockholder have agreed to indemnify the Trust and the Underwriters of the STRYPES against certain liabilities, including liabilities under the Securities Act, with respect to the information contained in this Prospectus (including the documents incorporated by reference herein), other than information furnished to the Company in writing by the Trust or the Underwriters of the STRYPES through Merrill Lynch expressly for use herein.

     Until the distribution of the STRYPES is completed, rules of the Commission may limit the ability of the Underwriters of the STRYPES to bid for and purchase the STRYPES or the shares of Common Stock. As an exception to these rules, the Underwriters of the STRYPES are permitted to engage in certain transactions that stabilize the price of the STRYPES or the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the STRYPES or the Common Stock.

     If the Underwriters of the STRYPES create a short position in the STRYPES in connection with the STRYPES offering, i.e., if they sell more STRYPES than are set forth on the cover page of the STRYPES Prospectus, the Underwriters of the STRYPES may reduce that short position by purchasing STRYPES in the open market. The Underwriters of the STRYPES may also elect to reduce any short position by exercising all or part of the over-allotment option granted to them. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Trust nor any of the Underwriters of the STRYPES makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the STRYPES or the Common Stock. In addition, neither the Trust nor any of the Underwriters of the STRYPES makes any representation that the Underwriters of the STRYPES will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Underwriters of the STRYPES render investment banking and other financial services to the Company from time to time.

                                    EXPERTS

     The financial statements incorporated by referenced in this Prospectus from the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have so been incorporated in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of the Company as of January 31, 1997 and for the years ended January 31, 1997 and 1996 incorporated by reference in this Prospectus have been audited by Coopers & Lybrand L.L.P., independent accountants, as stated in their report thereon appearing in the Form 10-K incorporated by reference herein and have been so incorporated in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the issuance of Common Stock offered hereby will be passed upon for the Company by Bass, Berry & Sims PLC, Nashville, Tennessee.

======================================================

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING OF COMMON STOCK DESCRIBED HEREIN. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE CONTRACTING STOCKHOLDER OR THE UNDERWRITERS OF THE STRYPES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAN THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Information
  by Reference........................    3
Prospectus Summary....................    4
Risk Factors..........................    8
Price Range of Common Stock and
  Dividend Policy.....................   10
Use of Proceeds.......................   10
Selected Financial Data...............   11
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   12
Business..............................   16
Principal Stockholders................   21
Stock Ownership by Turner Children
  Trust...............................   23
Plan of Distribution..................   23
Experts...............................   24
Legal Matters.........................   24

======================================================
======================================================

                                7,500,000 SHARES



                       (DOLLAR GENERAL CORPORATION LOGO)

                                  COMMON STOCK


                          ---------------------------
                                   PROSPECTUS
                          ---------------------------


                                           , 1998
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC registration fee........................................  $ 95,822
Accounting fees and expense.................................     *
Legal fees and expenses.....................................     *
NASD fee....................................................    30,500
Printing expenses...........................................     *
Miscellaneous expenses......................................     *
                                                              --------
          Total.............................................  $  *
                                                              ========

---------------

* To be filed by amendment.

All of the above expenses except the SEC registration fee and the NASD fee are
estimated. All of the above expenses will be paid by                        .

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 271 B.8-510 of the Kentucky Business Corporation Act of 1988, as amended (the "Act"), a corporation may indemnify a director against liability incurred in a proceeding if (a) the director conducted himself in good faith, and (b) the director believed, in the case of conduct in his official capacity as a director of the corporation, his conduct was in the corporation's best interest or, in all other cases, his conduct was at least not opposed to the corporation's best interests; and (c) in the case of any criminal proceeding, the director had no reasonable cause to believe his conduct was unlawful.

     A corporation may not indemnify a director under the above-referenced section in connection with (i) a proceeding by or in the right of the corporation in which the director is adjudged liable to the corporation or (ii) any other proceeding charging improper personal benefit to the director, whether or not involving action in his official capacity, in which the director is adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under Section 271B.8-510 in connection with a proceeding by or in the right of the corporation shall be limited to reasonable expenses incurred in connection with the proceeding. Section 271B.8-560 of the Act provides that a Kentucky corporation may indemnify its officers, employees and agents to the same extent as directors.

     Unless limited by a corporation's articles of incorporation, the Act further provides mandatory indemnification against reasonable expenses incurred in connection with a proceeding for each director and officer who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was made a party because of their official capacity with the corporation. Additionally, the Act provides that a corporation may purchase and maintain insurance on behalf of directors, officers, employees or agents of the corporation against liability asserted against or incurred by such party in their respective capacity with the corporation.

     Article VIII of the Company's bylaws states that the Company shall indemnify to the full extent permitted by law its directors, officers, employees and agents. The Company has entered into indemnification agreements with all of its directors providing that the Company will indemnify the directors to the fullest extent permitted by law against claims arising out of their actions as directors of the Company and will advance expenses of defending against such claims.

     The Company has purchased a directors and officers liability insurance policy as permitted by Kentucky law which, subject to certain limits and retentions set forth in the policy, covers (i) losses that may be incurred by directors and officers of the Company and its subsidiaries as a result of wrongful acts (as defined in the policy) while acting in their capacities as officers and directors and (ii) payment on behalf of the Company of amounts which the Company may be required or permitted to pay as indemnification to directors and officers of the Company.

ITEM 16.  EXHIBITS.

     The following exhibits are filed as part of the Registration Statement:

EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
 *1.1    --  Form of Registration Agreement among the Company, Dollar
             General STRYPES Trust and the Underwriters of the STRYPES.
 *4.1    --  Form of Common Stock certificate.
  4.2    --  Articles of Incorporation, as amended, of Dollar General
             Corporation (incorporated herein by reference to the
             Company's reports on Form 10-K filed for the years ended
             December 31, 1983 and 1986 and the Articles of Amendment
             dated August 22, 1994 filed in the Company's report on Form
             8-K dated August 22, 1994).
  4.3    --  Registration Rights Agreement dated August 22, 1994 by and among Dollar General Corporation, Turner Children Trust
             dated January 21, 1980, Cal Turner, Jr., James Stephen
             Turner, Laura Jo Dugas and Elizabeth Turner Campbell
             (incorporated by reference to the Company's report on Form
             8-K dated August 22, 1994 filed with the Commission).
 *5.1    --  Opinion of Bass, Berry & Sims PLC.
 23.1    --  Consent of Deloitte & Touche LLP.
 23.2    --  Consent of Coopers & Lybrand L.L.P.
 23.4    --  Consent of Counsel (included in opinion filed as Exhibit 5).
 24.1    --  Power of Attorney (included on page II-5)

---------------

* To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made of the securities offered hereby, a post-effective amendment to this registration statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

        provided, however, that the undertakings in paragraph (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of any employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on April 20, 1998.

                                          DOLLAR GENERAL CORPORATION

                                          By:      /s/ CAL TURNER, JR.
                                            ------------------------------------
                                                      Cal Turner, Jr.
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Cal Turner, Jr. and Phil Richards, and each of them, with full power to act without the other, as his attorney-in-fact, each with the power of substitution and resubstitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments and amendments thereto) and to any registration statement relating to the same offering as this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                     TITLE                     DATE
                      ---------                                     -----                     ----

                 /s/ CAL TURNER, JR.                   Chairman of the Board and Chief   April 20, 1998
-----------------------------------------------------    Executive Officer and Director
                   Cal Turner, Jr.

                 /s/ PHILIP RICHARDS                   Vice President & Chief Financial  April 20, 1998
-----------------------------------------------------    Officer (Principal Financial
                   Philip Richards                       Officer and Principal
                                                         Accounting Officer)

                                                       Director                          April   , 1998
-----------------------------------------------------
                  James L. Clayton

                                                       Director                          April   , 1998
-----------------------------------------------------
                 Reginald D. Dickson

                 /s/ JOHN B. HOLLAND                   Director                          April 20, 1998
-----------------------------------------------------
                   John B. Holland

               /s/ BARBARA M. KNUCKLES                 Director                          April 20, 1998
-----------------------------------------------------
                 Barbara M. Knuckles

              /s/ WALLACE N. RASMUSSEN                 Director                          April 20, 1998
-----------------------------------------------------
                Wallace N. Rasmussen

                      SIGNATURE                                     TITLE                     DATE
                      ---------                                     -----                     ----

                   /s/ CAL TURNER                      Director                          April 20, 1998
-----------------------------------------------------
                     Cal Turner

                 /s/ DAVID M. WILDS                    Director                          April 20, 1998
-----------------------------------------------------
                   David M. Wilds

               /s/ WILLIAM S. WIRE, II                 Director                          April 20, 1998
-----------------------------------------------------
                 William S. Wire, II

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                  DESCRIPTION
-------                                 -----------
  *1.1     --   Form of Registration Rights Agreement among the Company,
                Dollar General STRYPES Trust and the Underwriters of the
                STRYPES.
  *4.1     --   Form of Common Stock certificate.
   4.2     --   Articles of Incorporation, as amended, of Dollar General
                Corporation (incorporated herein by reference to the
                Company's reports on Form 10-K filed for the years ended
                December 31, 1983 and 1986 and the Articles of Amendment
                dated August 22, 1994 filed in the Company's report on Form
                8-K dated August 22, 1994).
   4.3     --   Registration Rights Agreement dated August 22, 1994 by and among Dollar General Corporation, Turner Children Trust
                dated January 21, 1980, Cal Turner, Jr., James Stephen
                Turner, Laura Jo Dugas and Elizabeth Turner Campbell
                (incorporated by reference to the Company's report on Form
                8-K dated August 22, 1994 filed with the Commission).
  *5.1     --   Opinion of Bass, Berry & Sims PLC.
  23.1     --   Consent of Deloitte & Touche LLP.
  23.2     --   Consent of Coopers & Lybrand L.L.P.
  23.4     --   Consent of Counsel (included in opinion filed as Exhibit 5).
  24.1     --   Power of Attorney (included on page II-5).

---------------

* To be filed by amendment.